EXHIBIT 12.

Computation of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges:	Year Ended December 31,
	2014	2013	2012	2011	2010
Dollars in Millions
Earnings
Earnings from continuing operations before income taxes	$2,381	$2,891	$2,340	$6,981	$6,071
Less:
Noncontrolling interest in pre-tax income of subsidiaries
that have not incurred fixed charges	38	36	844	2,323	2,074
Equity in net income of affiliates	107	166	183	281	313
Capitalized interest	3	—	—	—	8
Adjusted Income	2,233	2,689	1,313	4,377	3,676
Add:
Fixed charges	254	255	227	190	201
Distributed income of equity investments	153	149	229	283	313
Total Earnings	$2,640	$3,093	$1,769	$4,850	$4,190

Fixed Charges
Interest expense	$203	$199	$182	$145	$145
Capitalized interest	3	—	—	—	8
One-third of rental expense(1)	48	56	45	45	48
Total Fixed Charges	$254	$255	$227	$190	$201

Ratio of Earnings to Fixed Charges	10.39	12.13	7.79	25.53	20.85

(1)	Rents included in the computation consist of one-third of rental expense which the Company believes to be a reasonable estimate of an interest factor in its leases.

E-12-1